Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-119921

333-119921-02

June 27, 2006

AGL CAPITAL CORPORATION/AGL RESOURCES INC.

Pricing Term Sheet for 2016 Notes

Issuer:	AGL Capital Corporation
Guarantor:	AGL Resources Inc.
Ratings:	Baa1/BBB+/A-
Security Type:	Senior Note
Size:	$175,000,000
Maturity:	July 15, 2016
Coupon:	6.375%
Price to Public:	99.856% of principal amount
Benchmark Treasury: Benchmark Treasury Yield: Spread to Benchmark Treasury: Yield to Maturity: Trade Date:	UST 5.125% due May 15, 2016 5.214% +118bp 6.394% June 27, 2006
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2007
Make Whole Redemption:	T+ 20 basis points
Settlement:	June 30, 2006 (T+3)
Book-Running Managers:	Calyon Securities (USA) Inc. J.P. Morgan Securities Inc. Greenwich Capital Markets, Inc.
Co-Managers:	Lazard Capital Markets LLC SunTrust Capital Markets, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at 1-212-834-4533 (collect) .

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